EX-99.77C

              Submission of Matters to a Vote of Security Holders

On April 8, 2011, the Registrant filed a consent solicitation statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 regarding the solicitation of the consent of shareholders in connection with proposals to convert the Registrant into a business development company ("BDC") by electing to be treated as a BDC under the Investment Company Act of 1940, to be accompanied by an initial public offering of additional common shares of the Registrant, and to elect a nominee to the Board of Directors of the Registrant. Each of the proposals was approved by shareholders. The proposals and the votes cast with respect to each proposal were as follows:



Proposal                                                                       For       Against     Abstained
--------                                                                       ---       -------     ---------
1(a) Consent to an amendment to the operating agreement of the Registrant
to include ability to convert to a corporation.                               77.0%        9.4%        13.6%

1(b) Consent to conversion of the Registrant from a Delaware limited liability company to a Delaware corporation governed by a new certificate
of incorporation.                                                             77.0%        9.4%        13.6%

2(a) Consent to a new investment advisory agreement between the Registrant and Tennenbaum Capital Partners, LLC at such time as the Registrant
becomes a BDC.                                                                77.0%        9.4%        13.6%

3(a) Consent to the election of Eric Draut to the Board of Directors of
the Registrant.                                                               77.0%        9.4%        13.6%